Exhibit 11.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our report dated May 1, 2023 relating to the consolidated and consolidating financial statements of Arrived Homes, LLC, which comprise the consolidated and consolidating balance sheets as of December 31, 2022 and 2021 and the related consolidated and consolidating statements of comprehensive income (loss), changes in members’ equity (deficit), and cash flows for the years ended December 31, 2022 and 2021, and the related notes to the consolidated and consolidating financial statements.

/s/ Morison Cogen LLP

Blue Bell, Pennsylvania
February 16, 2024